FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2006 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: November 1, 2006	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	October 31, 2006

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel: +886.2.8780.5489	email: freddie_liu@aseglobal.com

US IR Contact:
Ken Hsiang, President, ISE Labs, Inc.
Tel: +1.510.687.2475	email: khsiang@iselabs.com

ASE Test Limited & Subsidiaries Announce Unaudited Third Quarter Results
for the Period Ended September 30, 2006

Taipei, Taiwan, October 31, 2006 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), one of the world’s largest independent providers of semiconductor testing services, today announced its third quarter (3Q06) diluted earnings of $0.37 per share, compared with diluted earnings of $0.12 per share in the third quarter of 2005 (3Q05) and diluted earnings of $0.53 per share in the second quarter of 2006 (2Q06) under accounting principles generally accepted in the Republic of China (ROC GAAP). The Company’s third quarter net income totaled $37.4 million, compared with a net income of $11.9 million in 3Q05 and net income of $53.2 million in 2Q06.

For the first nine months of 2006, the Company reported net income of $117.6 million, or diluted earnings per share of $1.17, compared with net loss of $68.5 million and net loss per share of $0.68 for the same period of 2005.

RESULTS OF OPERATIONS1

Revenues
Net revenues for 3Q06 totaled $136.8 million, up 26% from 3Q05 and down 5% from 2Q06. As a percentage of the Company’s net revenues, testing revenues accounted for 82% and IC packaging revenues accounted for 18% for this quarter. In the previous quarter, net revenues from testing and IC packaging operations were 81% and 19%, respectively.

The Company’s top ten customers in 3Q06 included (in alphabetical order) Altera Corporation, ATI Technologies, Cambridge Silicon Radio, Conexant, Infineon Technologies AG, Philips, Legerity, Microsoft, Qualcomm, and VIA Technologies. Revenues from the Company’s top five customers accounted for 32% of net revenues in 3Q06, including one customer accounted for over 10% of net revenues. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 24% of net revenues in 3Q06.

1 In October 2005, the Company disposed of its camera module assembly operations in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statements of income. The consolidated financial information presented herein represents the results of continuing operations only.

The following is the Company’s estimated end-market composition of net revenues:

	3Q05	2Q06	3Q06
Communications	42%	44%	47%
Computers	29%	30%	23%
Consumer	24%	23%	27%
Industrial	2%	2%	2%
Other	3%	1%	1%

Expenses
Cost of revenues in 3Q06 totaled $81.1 million, up 1% from 3Q05 and down 7% from 2Q06. Depreciation, amortization and rental expenses totaled $37.9 million represented 28% of net revenues in 3Q06, compared with $43.8 million (40 % of net revenues) in 3Q05 and $39.6 million (28% of net revenues) in 2Q06. Sequential decrease in depreciation, amortization and rental expenses was primarily due to certain machinery and equipment reaching the end of their depreciable life and the expiration of certain tester leases.

Gross margin for the quarter was 41%, up from 26% in the year-ago period and up from 39% in the previous quarter. The sequential increase in gross margin was primarily due to a decrease in raw material costs as a percentage of net revenues, decrease in depreciation and rental expenses and improvements in operational efficiency. Gross margin for IC testing was 46%, compared with 31% in 3Q05 and 45% in 2Q06. Gross margin for IC packaging was 17% in 3Q06, compared with 2% in 3Q05 and relatively unchanged from the previous quarter.

Operating expenses (R&D and SG&A expenses) in 3Q06 totaled $16.1 million, down 9% from 3Q05 and up 2% from 2Q06. Operating expenses were 12% of net revenues in 3Q06, down from 16% in the 3Q05 and up from 11% in 2Q06. Operating margin for the quarter was 29%, up from 9% in 3Q05 and up from 28% in 2Q06.

Net non-operating income totaled $2.4 million in 3Q06, compared with net non-operating income of $0.1 million in 3Q05 and net non-operating income of $24.5 million in 2Q06. The sequential decline in non-operating income during the quarter was mainly due to the income from the final settlement of fire insurance recorded in the second quarter. Net interest expense totaled $2.7 million in 3Q06, down from $3.1 million in 3Q05 and up from $2.6 million in 2Q06. Investment income from ASE Korea Inc. totaled $5.6 million in 3Q06, up from $2.5 million in 3Q05 and up from $4.8 million in 2Q06.

Income tax during the quarter totaled $4.6 million. The income tax was lower than previous quarter, primarily due to the gain recorded from the insurance settlement in 2Q06.

Company-wide headcount at the end of 3Q06 was about 5,458, down from 5,510 at the end of 2Q06.

Earnings
Net income in 3Q06 was $37.4 million, compared with net income of $11.9 million in 3Q05 and net income of $53.2 million in 2Q06. Diluted earnings per share were $0.37, compared with diluted earnings per share of $0.12 in 3Q05 and diluted earnings per share of $0.53 in 2Q06.

BUSINESS REVIEW

Testing Business
Testing revenues for the quarter were $112.6 million, up 26% from 3Q05 and down 3% from 2Q06. Testing revenue breakdown by type of testing service is shown in the table below:

Testing Service	3Q05	2Q06	3Q06
Final Test	71%	64%	64%
Wafer Sort	25%	28%	29%
Engineering Test	4%	8%	7%
Total Test	100%	100%	100%

Gross margin for the testing operations in 3Q06 was 46%, up from 31% in 3Q05 and up from 45% in 2Q06. The sequential increase in gross margin was primarily due to efficiency improvement in our testing operation. Depreciation, amortization and rental expenses for our testing operations were $35 million, down from $36 million in 2Q06.

The Company spent $17.6 million on testing equipment in 3Q06., of which $4.4 million was for purchasing end of lease testers. A total of 21 testers were added through purchases, leases and consignment, and 61 testers were disposed of. At the end of the period, the Company had a total of 742 testers, of which 258 testers were either leased or consigned, and the rest were owned.

IC Packaging Business
IC packaging revenues for the quarter were $24.2 million, up 27% from 3Q05 and down 12% from 2Q06. IC packaging revenue breakdown by package type is as follows:

Package Type	3Q05	2Q06	3Q06
Substrate & Advanced Leadframe Packages	68%	83%	84%
Traditional Leadframe Packages	32%	17%	16%
Total Assembly	100%	100%	100%

Gross margin for packaging in 3Q06 was 17%, up from 2% in 3Q05 and relatively unchanged from the previous quarter. As of the end of the quarter, the Company operated a total of 374 wirebonders.

LIQUIDITY AND BALANCE SHEET
At the end of the quarter, the Company had $226.8 million in cash and cash equivalents, and f current financial assets, an increase of $48.2 million compared with 2Q06. Total unused credit lines amounted to $247.2 million. Total debt was $221.1 million, comprised of $79.6 million of short term and current portion of long-term debt, and $141.5 million of long-term debt. Total bank debt decreased by $26.4 million during the quarter. Current ratio improved from 1.89 in 2Q06 to 2.25 in 3Q06, and leverage ratio also improved from 0.47 in 2Q06 to 0.41 in 3Q06. The Company’s debt maturity, as of the end of 3Q06, was as follows:

Amount ($ million)
Within the first year	79.6
During the second year	75.7
During the third year	34.1
During the fourth year	31.7
During the fifth year and thereafter	0.0

EBITDA2 for the quarter totaled $69.4 million, up from $67.0 million in the second quarter. The Company generated operating cashflow of $194.1 million in the first nine months of this year, up from $112.7 million in the same period last year.

CAPITAL EQUIPMENT & EXPENDITURES
In 3Q06, the Company spent $17.8 million on equipment, most of which was for testing equipment. In total, we reduced our overall tester count by 40. Capital expenditures for the first nine months of the year totaled $70.4 million. We plan only to spend a minimum amount of capital expenditures in the fourth quarter for maintenance and capacity upgrade.

BUSINESS OUTLOOK
We expect the fourth quarter to be weaker than the historical seasonal pattern. Based on current customers’ forecasts, we expect our net revenues to drop by 10-12% sequentially in the fourth quarter. We expect our gross margin to decline to around 36% level. Given decreased loading, we plan to spend very minimum amount of capital expenditures in the fourth quarter.

2 EBITDA for any period consists of profit from operating activities before extraordinary gains (including the fire insurance settlement) and expenditures plus depreciation expenses. EBITDA is not a standard measure under ROC GAAP or US GAAP. EBITDA is a widely used financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered in isolation or construed as an alternative to cash flows, net income or any other measure of performance or as an indicator or our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA does not account for taxes, interest expense or other non-operating cash expenses. In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures and other changes. We have included EBITDA because we believe it is a useful supplement to cash flow data as a measure of our performance and our ability to generate cash flow from operations to cover debt service and taxes. EBITDA presented herein may not be comparable to similarly titled measures presented by other companies. Investors should not compare our EBITDA to EBITDA presented by other companies because not all companies use the same definition.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the three months ended			For the nine months period ended

	Sep. 30, 2005	Jun. 30, 2006	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006

ROC GAAP:
Net revenues	108,251	143,873	136,842	296,288	408,045
Cost of revenues	80,533	87,214	81,110	254,337	248,700

Gross profit	27,718	56,659	55,732	41,951	159,345
Operating expense
R&D	6,152	5,253	5,039	17,827	15,430
SG&A	11,595	10,502	11,044	39,794	31,570

Subtotal	17,747	15,755	16,083	57,621	47,000

Operating income (loss)	9,971	40,904	39,649	(15,670)	112,345

Non-operating expense (income)
Interest income	(378)	(836)	(948)	(777)	(2,400)
Interest expense	3,446	3,448	3,632	9,246	10,536
Investment income	(2,457)	(4,795)	(5,604)	(4,265)	(13,318)
Other	(749)	(22,274)	561	49,806	(19,011)

Subtotal	(138)	(24,457)	(2,359)	54,010	(24,193)

Income/ (loss) before tax	10,109	65,361	42,008	(69,680)	136,538
Income tax expense (benefit)	(467)	12,159	4,582	2,700	18,970

Net income/ (loss) from continuing operation	10,576	53,202	37,426	(72,380)	117,568
Income from discontinued operation	1,314	-	-	3,929	-

Net income/ (loss) (ROC GAAP)	11,890	53,202	37,426	(68,451)	117,568

Net income/ (loss) (US GAAP) (Note)	13,629	36,722	31,737	(61,208)	88,589

Diluted EPS (ROC GAAP)	0.12	0.53	0.37	(0.68)	1.17
Diluted EPS (US GAAP)	0.14	0.36	0.32	(0.61)	0.88

Margin Analysis:
Gross margin	25.6%	39.4%	40.7%	14.2%	39.1%
Operating margin	9.2%	28.4%	29.0%	-5.3%	27.5%
Net margin (ROC GAAP)	11.0%	37.0%	27.3%	-23.1%	28.8%
Net margin (US GAAP)	12.6%	25.5%	23.2%	-20.7%	21.7%

Additional Data:
Testing revenues	89,231	116,361	112,613	241,668	335,407
IC packaging revenues	19,020	27,512	24,229	54,620	72,638

Shares outstanding (in thousands)	100,059	100,073	100,089	100,059	100,074
Shares used in diluted EPS calculation	100,105	100,944	100,239	100,063	100,235
(ROC GAAP) (in thousands)
Shares used in diluted EPS calculation	100,105	100,893	100,142	100,063	100,128
(US GAAP) (in thousands)

     Note: The ROC GAAP to US GAAP net income reconciliation in 3Q06 primarily included a negative adjustment of $3.0 million for stock and cash compensation, a negative adjustment of $0.8 million related to compensation of ASE Test stock option and ASE Inc. stock options granted to ASE Test employees, a negative adjustment of $2.1 million related to income tax expense.

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the nine	For the nine
	Months Ended Sep. 30, 2005	Months Ended Sep. 30, 2006

Cash Flows From Operating Activities
Net income (loss)	(68,451)	117,568
Adjustments
Depreciation and amortization	120,388	90,310
Provision for doubtful accounts and sales discounts	1,997	378
Loss(Gain) on fire damage/settlement	42,277	(32,120)
Loss on idle assets	-	6,348
Investment income under equity method	(3,771)	(13,318)
Allowance for inventory obsolescence	603	4,830
Other	8,542	11,626
Changes in operating assets and liabilities	11,164	8,493

Net Cash Provided by Operating Activities	112,749	194,115

Cash Flows From Investing Activities
Acquisition of properties	(55,069)	(63,886)
Proceeds from sale of properties	34,416	16,265
Proceeds from insurance claims		26,407
Decrease (increase) in financial assets and liability–current	9,884	(97,423)
Increase in other assets	(6,301)	(7,582)

Net Cash Used in Investing Activities	(17,070)	(126,219)

Cash Flows From Financing Activities
Proceeds from issuance of ordinary shares	-	252
Increase in collection of sold accounts receivable	-	285
Increase in Guarantee deposits received	-	2,497
Increase (decrease) in short-term borrowings	(51,268)	2,900
Increase in long term debts	116,136	-
Repayments of long-term debts	(107,406)	(84,002)

Net Cash Used in Financing Activities	(42,538)	(78,068)

Effect of exchange of rate changes on cash and cash	(2,892)	2,984
equivalent

Net Increase (decrease) in Cash and Cash Equivalents	50,249	(7,188)
Cash and Cash Equivalents, Beginning of Period	39,489	138,211

Cash and Cash Equivalents, End of Period	89,738	131,023

Interest paid	6,968	7,829

Income tax paid	95	1,332

Cash paid for acquisitions of properties
Purchase price	37,807	71,965
Decrease(Increase) in payable and obligation under
capital leases	17,262	(8,079)

	55,069	63,886

ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	June. 30, 2006	Sep. 30, 2006

Cash and cash equivalents	131,741	131,023
Financial assets –current	46,876	95,768
Accounts receivable-net	89,492	88,083
Inventories	17,953	14,208
Other	51,731	21,331

Total current assets	337,793	350,413

Financial assets –non current	244,268	239,888
Fixed assets-net	424,376	398,148
Intangible assets	22,783	22,772
Other	65,125	62,333

Total assets	1,094,345	1,073,554

Short-term borrowings	25,179	2,900
Accounts payable	15,810	11,543
Payable for fixed assets	10,606	10,794
Current portion of long-term debt	63,800	76,682
Other current liabilities	63,030	54,015

Total current liabilities	178,425	155,934

Long-term debt	158,514	141,550
Other liabilities	12,905	12,046

Total liabilities	349,844	309,530
Shareholders’ equity	744,501	764,024

Total liabilities & shareholders’ equity	1,094,345	1,073,554

About ASE Test Limited
ASE Test Limited is one of the world’s largest independent providers of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. We were not involved in the preparation of these projections. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.